Exhibit 1

SCHEDULE OF TRANSACTIONS IN SHARES

The following table sets forth all transactions in the Shares effected since the filing of Amendment No. 2 on January 30, 2026 by the Reporting Persons. All such transactions were effected in the open market and the price per share includes commissions. The Price Per Share ($) is a weighted average price.

Trade Date	Reporting Person	Type	Shares	Price Per Share ($)
1/30/2026	Chain of Lakes Investment Fund, LLC	Sold	13,477	7.05
2/2/2026	Chain of Lakes Investment Fund, LLC	Sold	55,176	7.03
2/2/2026	Emre Aciksoz	Sold	20,000	7.00
2/3/2026	Chain of Lakes Investment Fund, LLC	Sold	75,000	7.08
2/3/2026	Haluk L. Bayraktar	Sold	111,179	7.17
2/4/2026	Haluk L. Bayraktar	Sold	100,000	7.24
2/6/2026	Haluk L. Bayraktar	Sold	13,000	6.10
3/10/2026	Chain of Lakes Investment Fund, LLC	Sold	47,243	6.30
3/11/2026	Chain of Lakes Investment Fund, LLC	Sold	130,590	6.16